UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 15, 2005

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 2.02. Results of Operations and Financial Condition.

     On July 19, 2005, Sify Limited (“Sify”) announced its U.S. GAAP results for the quarter ended June 30, 2005. A copy of the press release is attached hereto as Exhibit 99.1. The information and documents furnished in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 5.02. Departure of Director; Election of Directors.

     On July 19, 2005, Sify announced that it has appointed Dr. S. K. Rao, Mr. C. B. Mouli and Mr. R. D. Thulasiraj as directors. A copy of the press release is attached hereto as Exhibit 99.1. In addition, Mr. Srinivasa C. Raju resigned from Sify’s Board of Directors effective July 15, 2005. Sify’s Board is currently comprised of Messrs. B. Rama Raju, R. Ramaraj, T. H. Chowdary, C. B. Mouli, S. K. Rao, Sandeep Reddy, R. D. Thulasiraj and V. Srinivas. Effective July 29, 2005, Sify’s Board committee membership will be as follows:

Audit Committee	S. K. Rao, C. B. Mouli and R. D. Thulasiraj
Compensation Committee	T. H. Chowdary, S. K. Rao and R. D. Thulasiraj
Nomination Committee	T. H. Chowdary, S. K. Rao and R. D. Thulasiraj

Item 9.01. Exhibits.

     Press release issued by Sify Limited, dated July 19, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2005

SIFY LIMITED
By:	/s/ Anil Ahuja
	Name:	Anil Ahuja
	Title:	Chief Financial Officer

Exhibit Index

Exhibit
No.	Description
99.1	Press Release dated July 19, 2005